A Band Of Anglers, Inc.



ANNUAL REPORT

314 Ave K SE

Winter Haven, FL 33880

0

https://abandofanglers.com/

This Annual Report is dated April 18, 2022.

BUSINESS

Business

A Band Of Anglers is a Company based in Florida and active in the field of fishing tackle. More precisely the Company designs and markets fishing lures. Lures are manufactured in Asia by subcontractors and imported in the US and Europe. They are sold in the US mainly through "Big Boxes" (like Bass Pro Shops - Cabela's) and Distributors (like Folsom) and in Europe through an exclusive agent. The Company's inventory is stored at a 3rd party logistics warehouse in Jacksonville, Florida.

Our mission is to help anglers catch more fish and to bring as many innovations to the fishing tackle market as possible, in lures but also down the road in rods, reels, apparel and other categories. Formed on August 23, 2017 as A Band of Anglers LLC under Florida law and converted to A Band Of Anglers, Inc., a Florida Corporation, on June 18, we have sold to date $2.50mn worth of lures, mainly in the United States. Thanks to the fame and talent of our founder Patrick Sébile, to our long-lasting manufacturing partnership in China and to our outstanding team and partners, we believe we can in 10 to 20 years from now achieve as much as $150mn in sales (wholesale) or 2% of the $15bn (retail) worldwide fishing tackle market.

Products

Fishing lures are small, artificial objects often shaped like a fish's prey that have hook(s) attached and are tied to the end of the fishing line. They are used to attract fish to the fishing line. There are many different types of lures on the market such as topwaters, jigs, spinners, spoons, crankbaits, plugs, etc. Some lures are made of soft plastic and are called "soft lures", others are made of hard plastic or wood or metal and are called "hard lures". Some lures are specifically designed for salt water, e.g. equipped with rust-proof hooks and reinforced to withstand the super aggressive and often large saltwater species. Whether they are made from rubber, plastic, metal or a mix of such materials, fishing lures are often weighted and use a combination of movements, vibrations, colors and shiny reflections to entice fish to bite.

A Band Of Anglers has a comprehensive product range across all use cases:

• Saltwater hard lures under "Ocean Born"

• Hybrid hard/soft lures with concealed leader technology under "Spooltek"

• Long lasting soft lures under "Hyperlastics"

• Soft & Hard "core gear" lures under "Engage"

• Vertical fishing metal lures under "Up&Down"

Business Model

The average retail price of one of our lures is $10.00. In average its cost is $2.70 (including factory cost, freight from China to the US, import duties & taxes, warehousing and shipping to customers).

We usually sell B2B (to retailers or distributors). In average we sell at $5.00 and make $2.30 gross margin minus 10% or $0.50 for federal excise tax and $0.30 for rep group commission, i.e. $1.50 or 30% net margin.

When we sell it D2C (direct to consumer) at $10.00, we make $7.30 gross margin minus 10% or $1.00 for federal excise tax (used to promote recreational fishing) and $0.30 for credit card payment, i.e. $6.00 or 60% net margin.

Currently most sales are done B2B. In the future, A Band Of Anglers will grow direct to consumer sales while maintaining good relationships with its retail and distribution partners.

Geographies

Target countries outside the US and France (where the Company is currently active) are Canada, Europe (Spain, Italy, UK, Germany, Nordics), Japan, Russia, South Africa, Australia, New Zealand and Indonesia. Patrick Sébile is well known in all of these countries and very well known in Japan (2nd market worldwide after the US) and Russia.

The Company's Intellectual Property:

The Company was granted, has purchased and has applied for several U.S. Patents and multiple Trademarks be it brands or product names or technology names (altogether the "IP"). The company owns or will - once granted - own all the aforementioned IP. None of the IP is critical for the Company to operate, however the Company believes that the IP, and in particular the provisional patents, will be growing contributors to the Company's equity value.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $1,860,000.00

Use of proceeds: Product Development and growth of the Company - amount raised between Dec. 2018 and Oct. 2019

Date: December 06, 2018

Offering exemption relied upon: Private placement

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $690,774 down 18.6% compared to fiscal year 2020 revenue of $848,780, or a $158,006 decrease.

This is for a large part due to international sales, with a drop of $95,847 or 84.0%, generated by the closure of all sport fishing activities in France during the COVID period which severely impacted retail sales. Due to COVID also, 2020 international orders where only fulfilled in 2021 and these lures are still being sold today. We expect a large order from our European distributor before the end of the year with the same level as the 2019 and 2020 ones (around $100,000), despite our little marketing efforts so far to develop our international sales.

In 2021, the U.S. remained by far the most important market for the Company but we decided to give a priority to improving our bottom line rather than trying to maximize our revenues. As a consequence we cut our marketing expenses by almost half (from $482,995 down to $261,594) and improved our net loss by 40%, from ($625,704) in 2020 up to ($377,210) in 2021. Despite this we achieved a very limited decrease of our US sales at minus 8.5% or $62,159 in 2021 vs. 2020. Our main retailers and distributors remain on our side and we are confident that we can resume growth in the near future while at the same time keeping the existing trend of sharp improvement of our bottom line.

Cost of sales

Cost of sales include factory cost, freight from Asia to the US and tax & duty at the US border.

Cost of sales in 2021 was $346,089 or 50,1% of sales, to be compared to $393,286 or 46.3% of sales in 2020. This increase of 3.8% is linked to our subscription box partner, which sales soared from $16,260 in 2020 to $194,450 in 2021, but with lower margins than sales to regular retailers of distributors.

Gross margin

2021 gross profit decreased by $110,809 over 2020 gross profit. The Company is working hard to reach their target of 62.0% gross margin in 2022. This will depend in part on the share of the business done with its subscription box partner, which could be a multiple of 2021 sales of $194,450 but which require heavy WCR financing.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses.

Total operating expenses decreased by $307,103 or 28.9% in 2021 after a 2020 decrease by $508,319 or 32.4% from 2019. Total operating expenses have been cut in half in 2021 compared to 2019 at $756,948 vs. $1,572,370.

Heavy G&A cost savings has been implemented following the COVID pandemic both in 2020 and 2021. In 2021, as mentioned above, the Company also cut sharply in its Advertising & Marketing expenses.

The Company has shifted to a lean operating model with as little employees and fixed costs as possible. Apart from the CEO, the Company currently employs 2 key managers, its General Sales Manager and its Asia Manager, so in total 3 employees down from 6 at the peak in 2019.

Net income

After lowering its net loss from $1,311,700 in 2019 down to $625,804 in 2020, the Company succeeded in lowering it again to $377,210 in 2021. Target is now profitable growth, i.e. to develop sales again while keeping fixed costs as low as possible. To achieve this, the Company will leverage its superior 30-lure range and its strong distribution foothold in the US as well as accelerate its international expansion.

Historical results and cash flows:

The Company is currently in growth stage and revenue generating ($2.5 mn sales to date). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect the Company's sales to grow significantly in the years to come. Once the break-even point is reached, which we estimate at $2.5 mn in yearly sales, the Company will start to make profits.

Past cash was primarily generated through sales, SAFE investments, bank debt and some government grants and funding (SBA loan). Our goal is to reach a first target of $10mn in sales within 5 years with a 20%+ EBITDA margin. Second target at a much longer term is to reach $50mn in sales.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $98,523.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE Holders

Amount Owed: $1,860,000.00

Interest Rate: 0.0%

The SAFE agreements have no maturity date and bear no interest. There are 2 possible conversion events: First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation. Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

Creditor: SAFE Holder

Amount Owed: $100,000.00

Interest Rate: 12.0%

One of the SAFE holders has made an advance to the Company.

Creditor: Wells Fargo Bank

Amount Owed: $50,000.00

Interest Rate: 8.0%

Maturity Date: December 01, 2024

This loan is secured by personal property. Money was received in January 2020 and monthly payments of $1,016.63 are required. The balance of this loan was $42,805 as of December 31, 2020. Balance as of end of October 2021 is $35,305.

Creditor: Company's European Agent

Amount Owed: $100,000.00

Interest Rate: 2.72%

Maturity Date: February 01, 2023

Creditor: Wells Fargo Bank

Amount Owed: $35,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2022

This loan is secured by a personal guarantee. The balance of this loan was $17,969 as of December 31, 2021. Note: This is a revolving loan.

Creditor: SBA Loan

Amount Owed: $383,500.00

Interest Rate: 3.75%

Maturity Date: October 31, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Patrick Sebile

Patrick Sebile's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President CEO

Dates of Service: August 01, 2017 - Present

Responsibilities: Responsible for managing the company's overall operations. Salary $100,000 per year + bonus of $80,000 in 2022 No equity compensation.

Name: Constantin Pellissier

Constantin Pellissier's current primary role is with Triple A Partners SPRL (Belgium). Constantin Pellissier currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 30, 2021 - Present

Responsibilities: Member of the board of directors. No salary or equity compensation.

Other business experience in the past three years:

Employer: Triple A Partners SPRL (Belgium)

Title: CEO & Owner

Dates of Service: June 01, 2012 - Present

Responsibilities: M&A advisory to entrepreneurs in Europe

Name: Thomas Marchand

Thomas Marchand's current primary role is with NIDO. Thomas Marchand currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman

Dates of Service: November 30, 2021 - Present

Responsibilities: Member of the board of directors and chairman of the board of directors. No salary or equity compensation.

Other business experience in the past three years:

Employer: NIDO

Title: CEO & Owner

Dates of Service: September 01, 2019 - Present

Responsibilities: President & CEO, member of the board of Directors. NIDO is a medical device company developing SEPIA, an innovative solution for cardiac epicardial ablation.

Other business experience in the past three years:

Employer: BIOMODEX

Title: Chairman & owner

Dates of Service: August 01, 2014 - April 01, 2019

Responsibilities: Co-founding CEO & Chairman. BIOMODEX is an innovative medical technology company based in Paris and Boston using 3D printing to create tissue-like anatomical twins from medical images, for patient-specific rehearsal and advanced training.

Name: Phil Howarth

Phil Howarth's current primary role is with Goose Hummock tackle shop. Phil Howarth currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: November 30, 2021 - Present

Responsibilities: Member of the board of directors. No salary or equity compensation.

Other business experience in the past three years:

Employer: Goose Hummock tackle shop

Title: CEO & owner

Dates of Service: January 01, 2012 - Present

Responsibilities: 100% owner of the Company. Leading independent tackle shop in the North East of the US.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Shares

Stockholder Name: Braingenious, Inc. (Patrick Sebile owns 51% and MK Ltd owns 24.39%)

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Shareholder of Braingenious, Inc. [Patrick Sébile]

Relationship to Company: Officer

Nature / amount of interest in the transaction: In 2019, a shareholder advanced the Company money in the amount of $15,000 carrying no interest rate and no maturity date. This advance was not secured.

Material Terms: The ending balance of this advance was $15,000 as of December 31, 2020 and $40,000 as of end of March 2022.

Name of Entity: Shareholder of Braingenious, Inc. [Constantin Pellissier]

Relationship to Company: Director

Nature / amount of interest in the transaction: In November 2020, the Company entered into a consignment agreement with a Florida LLC ("the Minority Shareholder") which is both (i) a minority shareholder of Braingenious, Inc., owner of 100% of the shares of the Company, and (ii) indirectely owned by a director of the Company.

Material Terms: In October 2020, the Company sold lures at cost to the Minority Shareholder in the amount of $278,291 which were held at a third party's warehouse. In November 2020, the Company entered into a Consignment Agreement with the Minority Shareholder whereby the Company can sell the Minority Shareholder's lures on consignment to its customers, provided that each time a lure is sold, the Company pays the Minority Shareholder the price of such lure equal to factory cost plus 20%. This percentage increases by 1.5% per month after April 1st, 2021. Furthermore, the Company had accounts payable associated to this Entity in the amount of $64,885 as of December 31st, 2021.

Name of Entity: Shareholder of Braingenious, Inc. [MK Ltd]

Names of 20% owners: [Mr. Luke Mak]

Relationship to Company: 24.39% shareholder of Braingenious, Inc.

Nature / amount of interest in the transaction: Business relationship with an indirect shareholder of the Company (i.e. shareholder of Braingenious, Inc.).

Material Terms: As of end of 2021, the Company had accrued payables in the amount of $453,342 due to a company whose owner is a shareholder of Braingenious, Inc. The Company is not involved in any litigations with respect to this past due amount.

OUR SECURITIES

The company has authorized Class A Voting Common Shares, Class B Non-voting Common Shares, and SAFE (Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 213,800 of Class B Non-voting Common Shares.

Class A Voting Common Shares

The amount of security authorized is 5,000,000 with a total of 1,558,000 outstanding.

Voting Rights

One non-cumulative vote for each share

Material Rights

The total amount outstanding includes 558,000 shares to be issued pursant to SAFEs issued. SAFE details listed below.

ARTICLE IV 2. OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows: (i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution; (ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and (iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.

Class B Non-voting Common Shares

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-voting Common Shares.

Material Rights

ARTICLE IV 2. OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows: (i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution; (ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and (iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.

SAFE (Simple Agreement for Future Equity)

The security will convert into Class a voting common shares and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $1,860,000.00

Interest Rate: 0.0%

Discount Rate: 33.33%

Valuation Cap: None

Conversion Trigger: The SAFE notes mature during a qualified financing or change of control event which can occur in any year.

Material Rights

There are 2 possible conversion events:

First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation.

Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the offered securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people recognize the innovativeness of our products and think they are a better option than other competing products, or that we will able to make sales at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a competitor in the future but that may as well never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B non-voting common shares in the amount of up to $1,069,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in Class B non-voting common shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B non-voting common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our current products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our products will fail to gain such increased market acceptance for any number of reasons. If our products fail to achieve significant sales and increased acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We compete with some much larger and established international groups with sales of hundreds of millions of dollarsand who have products on the market for decades and significant product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Our business growth depends on the growing interest of the public for sportfishing, which competes against other recreational activities like running and biking.

We are an early stage company and have not yet generated any profits

A Band Of Anglers was formed on August 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A Band Of Anglers has incurred a net loss and has had limited revenues ($2.5mn to date) generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

We believe one of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by the Company. The Company will do its best to continue to protect its intellectual property portfolio from such violations but may not be able to protect it properly. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

Some of our patents are pending or provisionnal. We have no assurance that they we will succeed in finalizing them and that they will come into force as we intend them to. This would lead our competitors to use some of our patented innovations and to be in a position to match our products, which could be detrimental to the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2022.

A Band Of Anglers, Inc.

By /s/ *Patrick Sebile*

    Name: A Band Of Anglers, Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS



A Band of Anglers, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A Band Of Anglers, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	98,523	17,654
Accounts Receivable	53,772	28,305
Accounts Receivable - Related Party		38,309
Other Receivables	8,054	16,704
Inventory	244,958	422,426
Total Current Assets	405,307	523,398
Non-current Assets		
Prepaid Expenses	109,389	99,559
Total Non-Current Assets	109,389	99,559
TOTAL ASSETS	514,696	622,957
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	329,876	288,976
Accounts Payable - Related Party	530,647	605,265
Loans Payable	635,096	267,558
Due to Related Party	40,000	15,000
PPP Loan	-	64,318
Accrued Expenses	28,381	-
Payroll Tax Payable	6,134	13,978
Sales Tax Payable	709	864
Other Liabilities	-	45,934
Total Current Liabilities	1,570,843	1,301,894
Long-term Liabilities		
Future Equity Obligations	1,860,000	1,860,000
Total Long-Term Liabilities	1,860,000	1,860,000
TOTAL LIABILITIES	3,430,843	3,161,894
EQUITY		
Common Stock	100	100
Accumulated Deficit	(2,916,246)	(2,539,037)
Total Equity	(2,916,146)	(2,538,937)
TOTAL LIABILITIES AND EQUITY	514,696	622,957

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	690,774	848,780
Cost of Revenue	346,089	393,286
Gross Profit	344,685	455,494
Operating Expenses		
Advertising and Marketing	261,594	482,995
General and Administrative	442,389	480,612
Federal Excise Tax	52,965	81,745
Depreciation	-	18,700
Total Operating Expenses	756,948	1,064,051
Operating Income (loss)	(412,263)	(608,558)
Other Income	64,318	-
Interest Income	-	-
Other		
Total Other Income	-	-
Other Expense		
Interest Expense	29,264	17,146
Other	-	-
Total Other Expense	29,264	17,146
Provision for Income Tax	-	-
Net Income (loss)	(377,210)	(625,704)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(377,210)	(625,704)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	18,700
Accounts Payable	(25,018)	246,413
Accounts Payable - Related Party	-	25,265
PPP Loan Forgiveness	(64,318)	-
Inventory	161,316	166,317
Accounts Receivable	14,709	146,069
Accounts Receivable - Related Party	-	(38,309)
Other Receivables	-	(10,396)
Prepaid Expenses	4,455	(87,154)
Accrued Expenses	28,225	(42,439)
Payroll Tax Payable	(7,844)	(11,936)
Sales Tax Payable	(156)	579
Other Liabilities	(45,571)	15,445
Other	(256)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	65,541	428,552
Net Cash provided by (used in) Operating Activities	(311,669)	(197,152)
INVESTING ACTIVITIES		
Equipment	-	(18,700)
Net Cash provided by (used by) Investing Activities	-	(18,700)
FINANCING ACTIVITIES		
SAFE proceeds	-	-
Loan Proceeds, Net	367,538	117,939
Related Party loan proceeds/(repayments)	25,000	-
PPP Loan Proceeds	-	64,318
Net Cash provided by (used in) Financing Activities	392,538	182,257
Cash at the beginning of period	17,654	51,249
Net Cash increase (decrease) for period	80,869	(33,595)
Cash at end of period	98,522	17,654

Statement of Changes in Shareholder Equity

Class A Voting Common Stock

	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2019	1,000	100	(1,913,333)	(1,913,233)
Net Income (Loss)	-	-	(625,704)	(625,704)
Ending Balance 12/31/2020	1,000	100	(2,539,037)	(2,538,937)
Stock Split	999,000	-	-	-
Net Income (Loss)	-	-	(377,210)	(377,210)
Ending Balance 12/31/2021	1,000,000	100	(2,916,246)	(2,916,146)

A Band of Anglers, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

A Band of Anglers, Inc ("the Company") was originally formed in Florida on August 23rd, 2017 as a Limited Liability Company before converting on June 15th, 2018. The Company is active in the field of fishing tackle. More precisely, the Company designs and markets fishing lures. Lures are manufactured in China and Taiwan by subcontractors and imported in the US and Europe. They are sold in the US mainly through "Big Box" retailers and distributors. In Europe, the Company has an agent located in France. The Company's inventory is stored at a 3rd party logistics warehouse.

The Company has achieved cumulative sales of more than $2.5M to date, is headquartered in Florida, and its customers are currently located in the United States and in Europe. The Company will ultimately sell its products all over the world.

The Company is currently conducting a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue Risk

In 2020 and 2021, five "Big Box" retailers and distributors accounted for above $50,000 of sales individually and together for 56% and 58% of total sales, or $479,000 and $402,000 respectively. There is a risk in losing contracts with these major clients; however, the Company's management is confident in quickly replacing them with other retailers and distributors.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of all applicable rebates and discounts. Early payments are rewarded by a 2% discount which is expensed as incurred.

Contractually, there are no returns permitted apart from defective products. Returns are rare and marginal in value historically. They are accounted for as goods are received and credit issued to client (no reserve). Clients pay in average at 45 days (range: 30 to 90 days).

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	3	155 007	155 007	-	-
Grand Total	-	155 007	155 007	-	-

Inventory

The Company's inventory consists of finished goods and inventory in transit. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory	2021	2020
Finished Goods	182 233	323 702
Inventory in Transit	62 725	98 724
Grand Total	244 958	422 426

Royalty Payments

In October 2018, the Company purchased all the assets and immaterial property related to one of the brands of fishing lures that is sells. Included in this asset purchase was a Royalty Agreement – modified in April 2021 – which requires a monthly payment of 10% of the sales of this particular brand to its Sellers. As of December 31, 2021 and 2020, the Company has paid $8,868 and $20,332 respectively which have been included in the cost of revenue on the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019, a shareholder advanced the Company money in the amount of $15,000 carrying no interest rate and no maturity date. This advance was not secured and was increased by 25,000 in 2021. The ending balance of this advance was hence $40,000 as of December 31, 2021.

Please see "Note 5 – Debt" regarding loans with the Company's European Agent and a major SAFE holder.

The Company is 100% owned by another entity ("the Entity") of which a related party is a minority shareholder ("the Minority Shareholder"). In October 2020, the Company sold lures at cost to the Minority Shareholder in the amount of $278,291 which were held at a third party's warehouse. In November 2020, the Company entered into a Consignment Agreement with the Minority Shareholder whereby the Company can sell the Minority Shareholder's lures on consignment to its customers, provided that each time a lure is sold, the Company pays the Minority Shareholder the price of such lure equal to factory cost plus 20%. This percentage increases by 1.5% per month after April 1st, 2021. The Company had accounts payable to this Entity in the amounts of $64,885,05 as of December 31, 2021.

In 2021, the Company had accrued payables in the amount of $453,342.24 due to a company whose owner is a shareholder of the Entity mentioned above. The Company is not involved in any litigations with respect to this past due amount.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans

In November 2019, one of the major SAFE holders of the Company advanced $100,000 to the Company (no contract signed). The loan is revolving, bears interest at 12.00% per year, and has no security interest. The ending balance of this loan was $100,000 as of December 31, 2021 and 2020.

In December 2019, the Company entered into a loan agreement for $50,000 with a fixed interest rate of 8.0% and maturity date of December 2024. This loan is secured by personal property. Money was received in January 2020 and monthly payments of $1,016.63 are required. The balance of this loan was $33,746 as of December 31, 2021.

In December 2019, the Company and a French entity owned by the Company's European Agent entered into a loan agreement for $49,619 with an interest rate of 2.72% and maturity date of December 31, 2020. In February 2020, an additional payment was made to increase the loan to $100,000 with the same interest rate and maturity being pushed to February 1, 2022. This loan is not secured. The balance of this loan was $100,000 both as of December 31, 2021 and 2020, respectively.

In June 2020, the Company entered into a Payment Protection Program (PPP) loan agreement for $64,318. This loan is secured by the Company's accounts held by the lending bank. The balance of this loan was $64,318 as of December 31, 2020. The PPP loan was fully forgiven in July 2021.

In October 2021, the Company was granted an SBA loan for $383,400. Installment payments, including principal and interest, of $1,975.00 monthly, will begin twenty-four (24) months from the date of the promissory note (i.e., starting October 2023). The balance of principal and interest will be payable thirty (30) years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The balance of this loan was $ 383,400 as of December 31, 2021.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for a total of $1,860,000. The SAFE agreements have no maturity date and bear no interest. There are 2 possible conversion events: First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation. Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	127 720
2023	114 808
2024	26 284
2025	13 693
Thereafter	352 591
Total	635 096

*The SAFE notes mature during a qualified financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.10 per share, (i) 5,000,000 of which shall be designated as "Class A Voting Common Stock" and (ii) 5,000,000 of which shall be designated as "Class B Non-Voting Common Stock.". Pursuant to the implementation of a 1,000 for 1 stock split in November 2021, the Company had 1,000,000 outstanding Class A Voting Common Stock as of December 31, 2021 vs. 1,000 as of December 31, 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2022, the date these financial statements were available to be issued.

In January 2022, the Company and the French entity owned by the Company's European Agent signed an amendment to the above mentioned $100,000 loan agreement which pushed the due date from February 1, 2022 to February 1, 2023, all other conditions remaining unchanged.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, has negative cash flows from operations, and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Patrick Sebile, Principal Executive Officer of A Band Of Anglers, Inc., hereby certify that the financial statements of A Band Of Anglers, Inc. included in this Report are true and complete in all material respects.

Patrick Sebile

CEO